Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended September 30, 2013	Year Ended June 30,

		2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations(1)	31,259	(15,817)	93,512	99,797	81,907	92,808

Add:
Fixed charges	37	12	249	273	(296)	300
Share of pre-tax income of equity investees	1,030	1,910	—	—	—	—
Share of pre-tax loss of equity investees	—	—	(690)	—	—	—

Income as adjusted	32,326	(13,895)	93,071	100,070	81,611	93,108

Fixed charges:
Interest expense	6	(113)	125	157	(398)	(184)
Debt expense	31	125	125	116	102	485
Pre-tax Earnings to Cover Preferred Stock Dividends	—	—	—	—	—	—
Fixed charges	37	12	249	273	(296)	300

RATIO	873.2	N/A (2)	373.1	366.7	N/A (3)	310.1

(1)	Pre-tax income represents income from continuing operations before income taxes, before cumulative effect of a change in accounting principle, and before adjustment for non-controlling interests and equity earnings, as applicable.
(2)	During the year ended June 30, 2013, the coverage ratio was less than 1:1. The Company would have needed to generate additional earnings of approximately $13.9 million during the year ended June 30, 2013 to achieve a coverage ratio of 1:1.
(3)	Fixed charges for the year ended June 30, 2010 were a gain of $0.3 million.